UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Commission File Number: 0-11552

FORM 12B-25

NOTIFICATION OF LATE FILING

(Check One):	☐Form 10-K ☐Form 20-F ☐Form 11-K ☒Form 10-Q ☐Form N-SAR
For Period Ended: January 31, 2003
	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
	☐	Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant: TeleVideo, Inc.

Former Name if Applicable: N/A

Address of Principal Executive Office (Street and Number): 2345 Harris Way

City, State and Zip Code: San Jose, CA 95131

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

TeleVideo was unable to file its quarterly report on Form 10-Q for the quarterly period ended January 31, 2003 (the "Form 10-Q") by March 17, 2003, its due date. On February 12, 2003, TeleVideo filed its Form 10-K for its fiscal year ended October 31, 2002, and on February 14, 2003 filed amended documents in connection with TeleVideo's proposed Rule 13e-3 transaction. These filings have necessitated significant time involvement of the management and financial staff of TeleVideo resulting in delays in completion of quarter end accounting procedures. TeleVideo's management and financial staff requires additional time to accumulate information needed for the Form 10-Q and for the executive officers and directors to complete their review of the filing without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Richard Kim	408	955-7740
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no identify report(s).	☒Yes ☐No

(3)	It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?	☐Yes ☒No

TELEVIDEO, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2003	By:	/s/ Richard Kim

Richard Kim Senior Vice President